UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-37847

MOTIF BIO PLC
(Translation of registrant's name into English)

125 Park Avenue
25th Floor
New York, New York  10017
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

MOTIF BIO PLC
FORM 6-K

Motif Bio meeting with U.S. FDA held as planned

On May 3, 2019, Motif Bio plc (the “Company”) issued a press release, a copy of which is attached as Exhibit 99.1, to confirm that it had met with the U.S. Food & Drug Administration (FDA) on May 3, 2019 as expected. The Type A meeting was held to discuss the points raised in the Complete Response Letter received from the FDA related to the New Drug Application (NDA) for iclaprim for the treatment of acute bacterial skin and skin structure infections. As previously reported, official meeting minutes are received from the FDA typically within 30 days of such a meeting. The Company will be in a position to provide an update to the market on the path forward for iclaprim after it has received the minutes.

The information contained in this report on Form 6-K, including the press release attached as Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-222614 and 333-222042), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit 99.1	Press release issued by Motif Bio plc, dated May 3, 2019, entitled “Motif Bio meeting with U.S. FDA held as planned”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

Date: May 3, 2019	By:	/s/ Graham Lumsden
	Name:	Graham Lumsden
	Title:	Chief Executive Officer